SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

ASIA ENTERTAINMENT & RESOURCES LTD.
(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G0539K 108
(CUSIP Number)

Leong Siak Hung Unit 1004, East Town Building 16 Fenwick Street Wanchai, Hong Kong 852-2110-9133
(Name, Address and Telephone Number of Person Authorized to Receive Notices andCommunications)

May 13, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0539K 108	SCHEDULE 13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Leong Siak Hung

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Macau, China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

851,288

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

851,288

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

851,288

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. G0539K 108	SCHEDULE 13D	Page 3 of 8 Pages

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Legend Global International Limited

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐

SEC USE ONLY

SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

851,288

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

851,288

	10	SHARED DISPOSITIVE POWER

0

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

851,288

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. G0539K 108	SCHEDULE 13D	Page 4 of 8 Pages

This Schedule 13D is filed by Leong Siak Hung (“Leong”) and Legend Global International Limited (“Legend”) with respect to ownership of the ordinary shares (“Ordinary Shares”), par value $0.0001 per share, of Asia Entertainment & Resources Ltd., a Cayman Islands exempted company (the “Issuer”).

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 12,545,224 Ordinary Shares outstanding as set forth in the Issuer’s Form 20-F filed on March 19, 2010.

Item 1.  Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Ordinary Shares of the Issuer.  The Issuer’s principal executive offices are located at Unit 1004, East Town Building,16 Fenwick Street, Wanchai, Hong Kong.

Item 2.  Identity and Background.

Leong’s business address is Unit 1004, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.  Leong has been the Chief Executive Officer and a Director of the Issuer since February 2, 2010.  Legend is an investment holding company and has a business address at Flat G, 37/F, Block 3, Island Harbourview, Tai Kok Tsui, Kowloon, Hong Kong.  Leong is a director and sole owner of Legend.

During the past five years, neither Leong nor Legend have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, neither Leong nor Legend have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Leong is a citizen of Macau, China.  Legend is an investment holding company incorporated in Hong Kong.

Item 3.  Sources of Funds.

On February 2, 2010, the Issuer consummated the transactions contemplated by the Stock Purchase Agreement, dated as of October 6, 2009, as amended on November 10, 2009, December 9, 2009 and January 11, 2010 (the “Stock Purchase Agreement”), among the Issuer, Asia Gaming & Resort Limited (“AGRL”) and Spring Fortune Investments Ltd. (“Spring Fortune”), the former sole shareholder of AGRL and of which Legend is a shareholder, which, among other things, provided for the acquisition by the Issuer of all of the outstanding capital stock of AGRL (the “Acquisition”).

CUSIP No. G0539K 108	SCHEDULE 13D	Page 5 of 8 Pages

On the closing of the Acquisition, the Issuer acquired from Spring Fortune all the outstanding capital stock of AGRL in exchange 10,350,000 Ordinary Shares.  Additionally, 4,210,000 Ordinary Shares (“Future Shares”) will be issued to Spring Fortune upon the filing of the Issuer’s annual report on Form 20-F for the 2010 fiscal year and up to 18,786,000 additional shares (“Incentive Shares”) will be issued to Spring Fortune as incentive consideration if certain income targets are met for the years 2010 through 2012.

On May 13, 2010, Spring Fortune distributed the 9,729,000 Ordinary Shares it acquired pursuant to the Stock Purchase Agreement to its shareholders.  Legend received 851,288 Ordinary Shares by virtue of its ownership in Spring Fortune and as a result of this distribution.  These 851,288 shares are subject to certain restrictions on transfer, pursuant to the terms of the Escrow Agreement, as described in detail in Item 6 below.

Under the terms of the Stock Purchase Agreement, Leong became Chief Executive Officer and Director of the Issuer.

Item 4.  Purpose of Transaction.

Legend acquired the Ordinary Shares described in this Schedule 13D for investment purposes.

Leong and Legend may from time to time acquire additional securities of the Issuer for investment purposes, or dispose of securities of the Issuer, in the open market or in private transactions.

At the date of this Schedule 13D, neither Leong nor Legend, except as set forth in this Schedule 13D, the Stock Purchase Agreement, Escrow Agreement and Employment Agreement, each discussed in Item 6 below, and consistent with Leong’s position as Chief Executive Officer and Director, has any plans or proposals which would result in:

(a)          The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)          An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)          A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)          Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e)          Any material change in the present capitalization or dividend policy of the Issuer;

CUSIP No. G0539K 108	SCHEDULE 13D	Page 6 of 8 Pages

(f)           Any other material change in the Issuer’s business or corporate structure;

(g)          Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h)          Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           Any action similar to any of those actions enumerated above.

Item 5.  Interest in Securities of the Issuer.

Legend is the beneficial owner of 851,288 of the Issuer’s Ordinary Shares, representing 6.8% of the Issuer’s outstanding Ordinary Shares.  This amount does not include any Future Shares or Incentive Shares Legend may receive if Spring Fortune determines to distribute such shares to its shareholders upon or following its receipt thereof. Legend has sole voting and dispositive power over all shares.

Leong is the beneficial owner of 851,288 of the Issuer’s Ordinary shares held by Legend of which Leong is Director and sole owner, representing 6.8% of the Issuer’s outstanding Ordinary Shares.  This amount does not include any Future Shares or Incentive Shares Legend may receive if Spring Fortune determines to distribute such shares to its shareholders upon or following its receipt thereof.  Leong has sole voting and dispositive power over all shares.

Transactions by the Reporting Person in the Issuer’s Ordinary Shares effected in the past 60 days are described in Item 3 above and incorporated by reference herein.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

At the closing of the Acquisition, an escrow agreement (the “Escrow Agreement”) was entered into covering certain indemnification obligations of Spring Fortune under the Stock Purchase Agreement.  Pursuant to the Escrow Agreement, an aggregate of 6,648,969 shares were placed in escrow by Spring Fortune and its designees (the “Escrow Fund”).  The shares shall be held in the Escrow Fund until thirty days after the Issuer has filed its annual report on Form 20-F for the 2010 fiscal year.  Notwithstanding the foregoing, one year after the closing date, all of the Ordinary Shares shall be released from the Escrow Fund except 15% of the Ordinary Shares issued to Spring Fortune and its designees at the closing and such additional shares as are then held in the Pending Claims Reserve (as defined in the Escrow Agreement).

CUSIP No. G0539K 108	SCHEDULE 13D	Page 7 of 8 Pages

In connection with the Acquisition, Leong entered into an employment agreement, dated October 6, 2009 with AGRL (“Employment Agreement”), pursuant to which Leong will not be able, during any calendar year, to sell or transfer more than 170,258 Ordinary Shares (representing 20% of the Ordinary Shares received as a result of the transaction contemplated by the Stock Purchase Agreement).

Reference is made to the disclosure set forth in Items 3, 4 and 5 of this Statement, which disclosure is incorporated herein by reference.

Item 7.  Material to be filed as Exhibits.

1.	Joint Filing Agreement dated May 20, 2010, among Leong Siak Hung and Legend Global International Limited (filed herewith).

2.
Stock Purchase Agreement (Restated as Amended), dated October 6, 2009, as amended November 10, 2009, December 9, 2009 and January 11, 2010 among CS China Acquisition Corp., Asia Gaming & Resort Limited, and Spring Fortune Investment Ltd (included as Annex A to the Issuer’s Proxy Statement included as Exhibit 10.1 to the Issuer’s Report of Foreign Private Issuer filed on January 19, 2010 and incorporated herein by reference).

3.
Form of Escrow Agreement among the Issuer, Spring Fortune and Continental Stock Transfer & Trust Company (included as exhibit 10.1 to the Issuer’s Form 20-F, filed on February 8, 2010 and incorporated herein by reference).

4.
Employment Agreement, dated October 6, 2010 between Asia Gaming & Resort Limited and Leong Siak Hung (included as exhibit 10.2 to the Issuer’s Form 20-F, filed on February 8, 2010 and incorporated herein by reference).

CUSIP No. G0539K 108	SCHEDULE 13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated May 20, 2010

/s/ Leong Siak Hung
Leong Siak Hung

LEGEND GLOBAL INTERNATIONAL LIMITED

/s/ Leong Siak Hung
Leong Siak Hung, Director

JOINT FILING AGREEMENT

Agreement, dated as of May 20, 2010, among Leong Siak Hung and Legend Global International Limited (collectively, the “Parties”).

Each of the Parties hereto represents to the other Parties that it is eligible to use Schedule 13D to report its beneficial interest in the ordinary shares of Asia Entertainment & Resources Limited. beneficially owned and reported upon in the Schedule 13D of which this agreement is an exhibit (“Schedule 13D”) by each of the above-named Parties.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Parties to the extent it knows or has reason to believe that any information about the other Parties is inaccurate.

/s/ Leong Siak Hung
Leong Siak Hung, Individually

Legend Global International Limited

By: /s/ Leong Siak Hung
Leong Siak Hung, Director